

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

September 19, 2011

Via E-mail
Jack Lai
Chief Financial Officer
LDK Solar Co., Ltd
Hi-Tech Industrial Park
Xinyu, JNG 338032
China

> **Re:** **LDK Solar Co., Ltd**
> **Form 20-F for the Fiscal Year ended December 31, 2010**
> **Filed May 2, 2011**
> **Form 6-K**
> **Furnished July 18, 2011**
> **File No. 001-33464**

Dear Mr. Lai:

We have reviewed your response letter dated August 31, 2011 and your additional filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2010

Our controlling shareholder, Mr. Peng, has directly or indirectly pledged . . . page 29

1.   We note your disclosure that Mr. Peng, through his wholly owned entity LDK New
        Energy, has pledged a significant portion of his shares in your company to secure certain
        loan facilities. We also note that those loan agreements require Mr. Peng to pledge
        additional shares or other collateral if the market value of the shares falls below a "certain
        threshold," that such margin calls occurred during May and June of 2010, and that the
        failure or delay by Mr. Peng to promptly meet margin calls under the loan agreements
        could result in a change in control of your company. Please provide us with your
        analysis as to why you do not need to disclose the share prices that would trigger margin
        calls under your loan agreements so that your investors can more clearly understand the
        likelihood that a change in control could occur.

Consolidated Financial Statements, page F-1

Note 8 – Partial Disposal and Repurchase of Equity Interests in a Subsidiary, page F-19

2.   Please refer to prior comment 7. We note your response to our comment that the initial
        conversion ratio is subject to "certain standard anti-dilution provisions." Please
        specifically identify for us the anti-dilution provisions of these agreements, including
        each triggering event and the related adjustment. Please also describe for us in greater
        detail how you concluded in the third paragraph of page 6 of your response that the
        conversion option was considered clearly and closely related to the host contract.

3.   In this regard, please provide us with a revised response which details the specific
        paragraph references you utilized to support your valuation of the redeemable non-
        controlling interests initially at the carrying amount of the net assets, at fair value, and the
        subsequent accretion to its redemption value. We note that you did not provide the
        specific paragraphs associated with the accounting references provided in your response.

4.   We note from your response that you have not yet finalized the fair value assessment of
        the derivative liability associated with the "Cash Compensation" payments. Please tell us
        how you were able to record this derivative liability in your financial statements for the
        interim period ended June 30, 2011 as reflected in your Form 6-K furnished on August
        29, 2011 if you have not yet finalized the fair value assessment of this derivative. Please
        tell us the amounts recorded in your balance sheet and statement of operations for the
        interim period ended June 30, 2011 associated with this derivative liability.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief

cc: (via E-mail)

Xiaofeng Peng
Chairman, LDK Solar Co., Ltd.

Huanting Timothy Li, Esq.
Sidley & Austin